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11020231

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC Mail Processing Section

MAR 01 2011

Washington, DC 110

SEC FILE NUMBER
8-27350

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/10** (MM/DD/YY) AND ENDING **12/31/10** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **First Analysis Securities Corporation**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One South Wacker Drive, Suite 3900
(No. and Street)

Chicago	Illinois	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph G. Chopp **312-258-7102**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

175 W Jackson Blvd, 20th Floor	Chicago	Illinois	60604
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Joseph G. Chopp**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **First Analysis Securities Corporation**, as of **December 31**, 20**10**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
ANGELA E. SOLIZ
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 6-1-2014

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

First Analysis Securities Corporation
STATEMENT OF FINANCIAL CONDITION
December 31, 2010

ASSETS

CASH AND CASH EQUIVALENTS	$15,414,550
ACCOUNTS RECEIVABLE	461,007
RECEIVABLES FROM CLEARING BROKER	774,368
INVESTMENT SECURITIES	265,776
INCOME TAX ASSET	213,666
OTHER ASSETS	15,285
TOTAL ASSETS	$17,144,652

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ 825,773
Payable to affiliate	142,157
Total liabilities	967,930
STOCKHOLDER'S EQUITY	
Common stock, $1 par value; 1,000 shares authorized, issued and outstanding	1,000
Paid-in capital	14,932,489
Retained earnings	1,243,233
Total stockholder's equity	16,176,722
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$17,144,652

The accompanying notes are an integral part of this statement.

NOTE A - ORGANIZATION

First Analysis Securities Corporation (the "Corporation") is a wholly-owned subsidiary of First Analysis Corporation (the "Parent"). The Corporation is a broker-dealer registered with the U.S. Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. The Corporation acts as an introducing broker in executing customer transactions and is an investment banker engaging in underwritings and private placements.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

Investment Securities

Investment securities are carried at fair value as determined by the Corporation. A security listed on a recognized securities exchange or traded over the counter is valued at its last sales price or, if no sale occurred on such date, at the bid price. At December 31, 2010, investment securities consisted of shares of the NASDAQ Stock Market, Inc. The cost basis of these securities totaled $165,901.

Fair Value Measurements

The Corporation defines fair value as the amount to be received to sell an asset in an orderly transaction with market participants at the reporting date. The fair value is determined by the Corporation as follows:

- A security that is listed on a recognized securities exchange or traded pursuant to the National Association of Securities Dealers Automatic Quotation system will be valued at its most recent sale price or, if no sale occurred on such date, at the most recent bid price.

- A security that is otherwise traded over the counter will be valued at the most recent bid price discounted to reflect any restrictions on transfer.

- All other investments will be valued by the Corporation in the absence of readily ascertainable market values. In determining the valuation of such securities, the Corporation considers the internal and external variables, including the current holding period of the investment, transactional events, market events, economic conditions and the industry environment.

The Corporation classifies its investments into Level 1, which refers to securities traded in an active market; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available or Level 1 securities that have a contractual restriction; and Level 3, which refers to securities not traded in an active market and for which no significant observable market inputs are available. At December 31, 2010, the Corporation's investment securities were classified as follows, based on fair values:

NOTE B - SIGNIFICANT ACCOUNTING POLICIES - Continued

Fair Value Measurements - Continued

	Level 1	Level 2	Level 3	Total
Money market funds (1)	$14,861,109	$ -	$ -	$14,861,109
Domestic equity securities	265,776	-	-	265,776

(1) Classified as cash and cash equivalents on the accompanying statement of financial condition.

Income Taxes

Income taxes are provided at the statutory rate based on income reported in the financial statements.

The Corporation is a member of a controlled group for income tax purposes and files as part of a consolidated Federal income tax return with the Parent. The surtax exemption and other tax limitations are allocated among members of the controlled group at the discretion of the Parent.

The Corporation's provision for income taxes is calculated using the asset and liability method. The measurement of deferred tax assets and liabilities is based on enacted tax rates that will be in effect when the deferred items are expected to be realized. Deferred tax assets are reduced, if necessary, by the amount of such benefits that are not expected to be realized based on available evidence.

A tax position is recognized as a benefit only if it is more likely than not that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that has a greater than 50% likelihood of being realized on examination. For tax positions not meeting the more likely than not test, no tax benefit is recorded. There have been no material changes in unrecognized tax benefits during the current year. The Corporation did not have any material amounts accrued for interest and penalties at December 31, 2010.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash at banks, money market funds, money market accounts and commercial paper with remaining maturities at date of acquisition of 90 days or less.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES - Continued

Cash and Cash Equivalents - Continued

The Corporation is exposed to concentrations of credit risk. The Corporation maintains cash and cash equivalents at a financial institution where the total cash balance is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 per depositor, per bank. At times, the Corporation may maintain balances in excess of FDIC limits. In addition, the Corporation holds money market funds and money market accounts with a financial institution where the Corporation is exposed to credit risks associated with the performance of the counterparty. The Corporation monitors these credit risks at financial institutions and has not experienced any losses related to these risks.

NOTE C - RELATED-PARTY TRANSACTIONS

The Corporation pays the Parent 85% of its pretax profits, or receives reimbursement from the Parent for 85% of its pretax losses, for utilities and compensation of the research and administrative staff. These payments or reimbursements are calculated by excluding realized and unrealized gains and losses on securities held for the Corporation's own account. In addition, 5% of any pretax profits is payable as a dividend to the Parent. These payments or reimbursements are made on a monthly basis. The Corporation pays the Parent for rent on a pro rata basis of the Parent's total rent payments. As the underlying lease has a rent holiday and escalation clauses, the Corporation records rent expense on a straight-line basis. The difference between the rent expense recorded and the actual payments to the Parent is recorded as a liability. At December 31, 2010, the accrued rent liability of $183,071 is included in accounts payable and accrued expenses on the accompanying statement of financial condition.

At December 31, 2010, the Corporation had a payable to the Parent in the amount of $142,157.

NOTE D - COMMITMENTS

The Corporation is an introducing broker and clears all transactions for customers on a fully disclosed basis with another broker-dealer. In connection with this arrangement, the Corporation has guaranteed the performance of its customers and is contingently liable for the payment of securities purchased and the delivery of securities sold by customers. The Corporation's clearing broker clears its over-the-counter market-making activities. As such, the clearing broker has a required deposit of $100,000 for the Corporation's customer activity, which can be in cash or securities. This deposit is included in receivables from clearing broker on the accompanying statement of financial condition. The Corporation cannot determine the maximum exposure under the guarantee as the amount is contingent on the number of transactions and, accordingly, has not recorded a liability.

NOTE E - NET CAPITAL REQUIREMENTS

The Corporation is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) (the "Rule"). Under the Rule, the Corporation is required to maintain net capital equivalent to $100,000 or 6-2/3% of aggregate indebtedness, whichever is greater, as these terms are defined.

Net capital and aggregate indebtedness change from day to day but, at December 31, 2010, the Corporation had net capital and net capital requirements of $14,558,476 and $100,000, respectively. The Rule may effectively restrict the payment of cash dividends. The ratio of aggregate indebtedness to total net capital was 0.07 to 1 at December 31, 2010.

NOTE F - CONTINGENCIES

As a result of its underwriting activities, the Corporation is from time to time named as a defendant in legal actions relating to security offerings. As part of the standard underwriting agreements, the Corporation is always indemnified by the issuing companies against such actions. While the outcome of such matters cannot be predicted with certainty, management, after consultation with legal counsel, is of the opinion that the ultimate liability, if any, will not have a material effect on the financial position, results of operations or net cash flows of the Corporation.

NOTE G - INCOME TAXES

Deferred income taxes relate primarily to the difference between the tax basis and carrying value of accrued expenses and investments. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be utilized. No valuation allowance has been recorded as of December 31, 2010.

NOTE H - SUBSEQUENT EVENTS

Jefferies & Company, Inc., the Corporation's clearing broker, has notified the Corporation that it will no longer be engaging in clearing broker operations. The Corporation has entered into a clearing agreement with Merrill Lynch, Pierce Fenner & Smith, Inc. to act as the new clearing broker. The transition will take place during 2011.

The Corporation's management has determined that no other material events or transactions occurred subsequent to December 31, 2010 and through February 25, 2011, the date the Corporation's financial statement was available for issuance that would require adjustments and/or additional disclosures in the Corporation's financial statement.

Grant Thornton

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL

Audit • Tax • Advisory

Grant Thornton LLP
175 W Jackson Boulevard, 20th Floor
Chicago, IL 60604-2687

T 312.856.0200
F 312.565.4719
www.GrantThornton.com

Board of Directors
First Analysis Securities Corporation

In planning and performing our audit of the financial statements of First Analysis Securities Corporation (the "Corporation") as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants, we considered the Corporation's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Corporation's internal control. Accordingly, we express no such opinion.

Also, as required by Rule 17a-5(g)(1) of the U.S. Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Corporation including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Corporation does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Corporation in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Management of the Corporation is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles generally accepted in the United States of America (US GAAP). Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Grant Thornton

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud might occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they might become inadequate because of changes in conditions or that the effectiveness of their design and operation might deteriorate.

A deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Corporation's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control would not necessarily identify all deficiencies in internal control that might be material weaknesses. Given these limitations, during our audit we did not identify any deficiencies in internal control, including control activities for safeguarding securities, that we consider to be material weaknesses. However, material weaknesses might exist that were not identified.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be, and should not be, used by anyone other than these specified parties.

Grant Thornton LLP

Chicago, Illinois
February 25, 2011

REPORT PURSUANT TO SEC RULE 17a-5 AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
FIRST ANALYSIS SECURITIES CORPORATION
DECEMBER 31, 2010

This report is deemed public in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

CONTENTS

Grant Thornton

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit • Tax • Advisory

Grant Thornton LLP
175 W Jackson Boulevard, 20th Floor
Chicago, IL 60604-2687

T 312.856.0200
F 312.565.4719
www.GrantThornton.com

Board of Directors
First Analysis Securities Corporation

We have audited the accompanying statement of financial condition of First Analysis Securities Corporation (the "Corporation") as of December 31, 2010, that the Corporation is filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Corporation's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Corporation's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of First Analysis Securities Corporation as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

Chicago, Illinois
February 25, 2011